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14 August 2002

File No. 82-4511

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group results as at 30 June 2002.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

dlw 8/27

PRESS RELEASE

Interpump Group: results as at 30 June 2002

INTERPUMP GROUP CONTINUES TO GROW
Net revenues: up 19.2% to 141 million euro
Second quarter net earnings: up 13.2% to 8.3 million euro
Operating cash-flow: up 72.8% to 19.5 million euro

Net revenues first half 2002: up 16.8% to 269.6 million euro
Net earnings first half 2002: up 12.5% to 14.3 million euro
Operating cash-flow nearly doubled (+ 90%) as compared to first half 2001, reaching 32.8 million euro

Vice Chairman and Chief Executive Giovanni Cavallini:
"The improvement in operating results is even more significant against the backdrop of the economic slowdown in the major industrialized countries, demonstrating Interpump's solid fundamentals and the success of its diversification strategy by both geographic and business area. Interpump Group's competitive position in the cleaning sector has been strengthened by the recent acquisition of Gansow GmbH, one of the leading European manufacturers of professional floor scrubbers and sweepers, laying down the foundations for the Group's future growth with an even more complete and competitive range of products."

Sant'Ilario d'Enza, 12 August 2002 – Interpump Group S.p.A. has today released earnings data for the second quarter and first half of 2002. The results show that Interpump continues its uninterrupted growth in terms of both revenues and profits.

SECOND QUARTER 2002

In the second quarter 2002, Interpump Group further improved on the already good results achieved in the first quarter, in marked contrast to the overall macroeconomic environment. Particularly significant is the ***13.2% growth in net earnings, reaching 8.3 million euro****.*

Net revenues increased 19.2% to 141 million euro*, as compared to 118 million euro in the second quarter 2001 (revenue growth was 14.2% to 135.1 million euro on a like-for-like consolidation area).*
The Group's capacity to generate liquidity was once again demonstrated by the healthy 7.8% rise in cash flow from operations, **reaching** 14.9 million euro **(up from 13.9 million euro in the same period in 2001). Meanwhile quarterly** operating cash flow jumped 72.8%, **net of the change in working capital, reaching** 19.5 million euro **(up from 11.3 million euro in 2Q01).**

Revenues in the ***cleaning sector grew 38.9%*** *from 53.4 million euro in the second quarter 2001* ***to 74.2 million euro*** *(up 31.6% on a like-for-like consolidation area). The main driver behind the second quarter performance was the sharp increase in consolidated sales in the consumer segment of the cleaning sector, lifting turnover growth beyond expectations. Meanwhile revenues in the* ***hydraulic sector increased 4.3%*** *(though down 2.0% on a like-for-like consolidation area, in part due to the US dollar's depreciation against the euro) and turnover* ***in the industrial sector returned to growth, rising 4.6%*** *from 29.2 million euro in the second quarter 2001 to* ***30.6 million euro****.*

Consolidated gross operating margin (GOM) amounted to 25.6 million euro in the second quarter 2002, up 0.9% from 25.4 million euro in the 2Q01 period.

Consolidated operating earnings (EBIT) amounted to 21.7 million euro in the second quarter 2002, virtually unchanged from 2Q01.

Consolidated net earnings grew 13.2% from 7.3 million euro in the second quarter 2001 to **8.3 million euro**.

Net financial indebtedness was reduced from 181.1 million euro as at 30 June 2001 **to 170.2 million euro** (and down to 144.1 million euro if adjusted for own shares). As at year-end 2001 financial indebtedness stood at 176.4 million euro (150.7 million euro if adjusted for own shares).

Adjusted earnings per share (EPS) in the second quarter amounted to 0.139 euro, up from 0.126 euro in 2Q01, a 10.3% increase.

The second quarter 2002 data reflect the consolidation of the results contributed by IP Gansow GmbH, one of Europe's leading professional floor scrubbers and sweepers manufacturers, acquired on 1st March 2002. Interpump's acquisition of the Germany-based Gansow represents a further and major step towards strengthening the Group's global leadership position in the cleaning sector, allowing it to penetrate more deeply into Europe's biggest market, Germany, laying down the basis for considerable growth especially in the floor care segment, one of the most promising in which Interpump Group operates today.

FIRST HALF 2002

Interpump Group achieved a sharp rise in turnover **in the first half 2002**, especially in the consumer segment of the cleaning sector. **Net revenues in the first half 2002 grew 16.8% to 269.6 million euro** as compared to 230.9 million euro in 1H01. **On a like-for-like consolidation area, the increase was 13.0%. Gross operating margin (EBITDA) increased 1.4%** from 48.2 million euro in the first half 2001 to 48.9 million euro.

Operating earnings reached 41.5 million euro **for the first half period, edging up from 41.4 million euro in the first half 2001.** Net earnings grew 12.5% to 14.3 million **in the first half 2002 as compared to 12.7 million euro in 1H01. Particularly worthy of note is the sharp** 90% rise in operating cash flow, **net of the change in working capital,** almost doubling **from 17.2 million euro in the first half 2001 to 32.8 million.**

Return on equity (ROE) was 11.9% in the first half 2002, **unchanged from the first half 2001.** Return on capital employed (ROCE) was 12.6% in the first half 2002, **likewise unchanged from 1H01. It must be pointed out that both ratios have remained substantially stable on both the half-yearly and yearly comparisons.**
Consolidated net equity increased to 185.2 million euro as at 30 June 2002 from 182.8 million euro as at 31 December 2001.

Interpump Group Vice Chairman and Chief Executed Giovanni Cavallini stated:
" The improvement in operating results is even more significant against the backdrop of the economic slowdown in the major industrialized countries, demonstrating the Interpump's solid fundamentals and the success of its diversification strategy by both geographic and business area. The Interpump Group's competitive position in the cleaning sector has been strengthened by the recent acquisition of Gansow GmbH, one of the leading European manufacturers of professional floor scrubbers and sweepers, laying down the foundations for the Group's future growth with an even more complete and competitive range of products. "

Interpump Group S.p.A.	1996	1997	1998	1999	2000	2001	2002	Weighted average
ROE 1st half	12.4%	8.4%	10.0%	10.0%	12.8%	11.9%	11.9%	11.2%
ROE annual	11.4%	16.8%	17.9%	18.4%	20.4%	20.0%		17.8%
ROCE 1st half	11.9%	12.3%	13.1%	12.9%	13.1%	12.6%	12.6%	12.7%
ROCE annual	20.2%	22.2%	23.3%	17.4%	21.3%	20.3%		20.5%

ROE = (net earnings + amortization of goodwill + minority earnings)/ consolidated net equity

ROCE = Operating income/(consolidated net equity + financial indebtedness – own shares)

For information: Moccagatta Associati Tel. 02/86451695 - Daniele Comboni 348/2660714

Quarterly reclassified consolidated income statements

	2nd quarter 2002 €/000	%	2nd quarter 2001 €/000	%
Net revenues	**141,006**	**100.0**	**118,288**	**100.0**
Purchases, net of changes in inventories	(63,659)		(55,165)	
Gross industrial margin	**77,347**	**54.9**	**63,123**	**53.4**
Personnel expenses	(23,471)		(19,775)	
Other operating costs	(28,260)		(17,959)	
Gross operating profit	**25,616**	**18.2**	**25,389**	**21.5**
Operating depreciation and amortisation	(3,940)		(3,627)	
Operating profit	21,676	15.4	21,762	18.4
Amortisation of goodwill	(2,425)		(2,350)	
Amortisation of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(2,198)		(2,653)	
Financial discounts granted to customers	(414)		(532)	
Adjustment of value of investments according to the equity method	225		90	
Extraordinary income (charges), net	643		422	
Profit for the period before taxes and minority interests	**17,455**	**12.4**	**16,687**	**14.1**
Income taxes	(7,735)		(7,902)	
Net profit before minority interests	**9,720**	**6.9**	**8,785**	**7.4**
Minority interests	(1,453)		(1,483)	
Consolidated net profit for the period	**8,267**	**5.9**	**7,302**	**6.2**

Reclassified consolidated income statements (six months)

	30/06/2002 €/000 (six months)	%	30/06/2001 €/000 (six months)	%
Net revenues	**269.583**	**100,0**	**230.899**	**100,0**
Purchases, net of changes in inventories	(122.332)		(105.399)	
Gross industrial margin	**147.251**	**54,6**	**125.500**	**54,4**
Personnel expenses	(44.849)		(39.642)	
Other operating costs	(53.449)		(37.600)	
Gross operating profit	**48.953**	**18,2**	**48.258**	**20,9**
Operating depreciation and amortisation	(7.431)		(6.852)	
Operating profit	**41.522**	**15,4**	**41.406**	**17,9**
Amortisation of goodwill	(4.775)		(4.647)	
Amortisation of the consolidation difference allocated to buildings	(104)		(104)	
Financial income (charges), net	(4.475)		(5.446)	
Financial discounts granted to customers	(826)		(960)	
Adjustment of value of investments according to the equity method	282		344	
Extraordinary income (charges), net	418		204	
Profit for the period before taxes and minority interests	**32.042**	**11,9**	**30.797**	**13,3**
Income taxes	(14.849)		(15.096)	
Net profit before minority interests	**17.193**	**6,4**	**15.701**	**6,8**
Minority interests	(2.894)		(2.987)	
Consolidated net profit for the period	**14.299**	**5,3**	**12.714**	**5,5**

Reclassified consolidated balance sheets

	30/06/2002 €/000	%	31/03/2002 €/000 (pro-forma)*	%	31/12/2001 €/000	%
Trade receivables	113,076		108,805		90,371	
Inventories	94,201		96,798		88,337	
Prepayments and accrued income within one year	3,182		3,500		2,232	
Other receivables, net of deferred tax assets	13,106		7,959		7,043	
Trade payables	(99,540)		(88,953)		(68,768)	
Tax payables due within one year	(18,950)		(13,663)		(9,477)	
Other current liabilities, net of payables for the acquisition of equity investments	(16,003)		(12,056)		(10,832)	
Accrued expenses, net of interest charges	(682)		(719)		(596)	
Opening net operating working capital	**88,390**	**24.9**	**101,671**	**27.8**	**98,310**	**27.4**
Tangible fixed assets	93,135		92,991		88,783	
Goodwill	138,842		139,229		140,238	
Treasury stock	26,090		25,726		25,726	
Other financial fixed assets	10,675		10,842		10,792	
Other non current assets	23,050		22,843		22,899	
Provisions	(7,298)		(8,480)		(8,643)	
Staff severance indemnities	(14,206)		(13,783)		(13,379)	
Payables for the acquisition of equity investments	(516)		(516)		(516)	
Other non current liabilities	(2,704)		(5,292)		(4,999)	
Total net fixed assets	**267,068**	**75.1**	**263,560**	**72.2**	**260,901**	**72.6**
Total capital employed	**355,458**	**100.0**	**365,231**	**100.0**	**359,211**	**100.0**
Financed by:						
Share capital	43,055		42,923		42,778	
Retained earnings	106,912		117,728		95,783	
Profit for the period	14,299		6,032		21,433	
Total shareholders' equity for the Group	164,266		166,683		159,994	
Minority interests	20,960		24,305		22,788	
Total consolidated shareholders' equity	**185,226**	**52.1**	**190,988**	**52.3**	**182,782**	**50.9**
Cash on hand	(36,269)		(43,073)		(23,181)	
Payables to banks within one year	20,983		34,746		32,817	
Current portion of medium/long term financing	73,141		57,162		63,728	
Accrued interests	1,822		1,698		1,273	
Total short term indebtedness	59,677		50,533		74,637	
Medium/long-term indebtedness	110,555		123,710		101,792	
Total net indebtedness	**170,232**	**47.9**	**174,243**	**47.7**	**176,429**	**49.1**
Total sources of financing	**355,458**	**100.0**	**365,231**	**100.0**	**359,211**	**100.0**

* = As at 30/06/02 IP Gansow GmbH has been consolidated starting from March 1, 2002. In the original quarterly report as at Match 31, 2002, IP Gansow Gmbh was not consolidated, since the company was going to make homogeneous its accounting principles to those used by Interpump Group and the process was not ultimated. Therefore a pro-forma as

at March 31, 2002 has been actually prepared that includes also the financial statements of IP Gansow Gmbh at that date. Accordingly the second quarter has been obtained as a difference from the income statement of six months as at June 30, 2002 and that pro-forma consolidated income statement. Also the pro-forma balance sheet has been accordingly prepared. However there are not significant differences between the pro-forma and the original financial statements as at March 31, 2002.